

Mail Stop 3720

July 26, 2017

Mr. Peiqing Tian
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
Building No. 2, 865 Qiujiang Road
Jing'an District, Shanghai
PRC 200070

> **Re: Four Seasons Education (Cayman) Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 29, 2017**
> **CIK No. 0001709819**

Dear Mr. Tian:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support.

Prospectus Summary, page 1

3.   Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of your business operations in the PRC, and the business you are describing is the business of your variable interest entities.

4.   We note your disclosures elsewhere regarding fire safety permits, educational permits, and business licenses that each of your learning centers are required to possess. It appears that a significant number of your learning centers do not possess fire safety permits and are unable to comply with fire safety regulations; as a result, it appears that it will be impossible for a significant number of your learning centers to apply for educational permits, for which fire safety permits are a prerequisite, or even for business licenses, which require both fire safety and educational permits as prerequisites. While we note your risk factors regarding these issues, please prominently disclose in your prospectus summary that it will be impossible for a significant number of your learning centers to be in compliance with these foundational requirements. In this new disclosure, specifically address the number and materiality of the learning centers that do not possess fire safety permits, educational permits, and business licenses and the number that will be unable to obtain them. Highlight how the value of a prospective shareholder's investment in your business could be impacted by the suspension of operations or confiscation of profits scenarios that you outline. In addition, discuss whether you intend to continue the practice of opening or acquiring learning centers that do not possess, or do not comply with the requirements for obtaining, fire safety permits, educational permits and business licenses.

Our Business, page 1

5.   We note your disclosure in the fourth paragraph on page 1 that you have "gained a leading market share." Please clarify if this statement refers to your position in Shanghai's after- school elementary math education market or if it refers to a wider after-school education market.

Corporate History and Structure, page 4

6.   Please provide an organization chart that shows the structure of the company upon completion of the offering. Include the percentage ownership in the registrant by public shareholders, your majority owner, Mr. Peiqing Tian, and any other significant beneficial owner. Also disclose in the chart the names of the individuals who have direct ownership and control over the operating entities in China.

Risks Related to Our Corporate Structure

Our after-school education service business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties., page 25

7.   We note your statement that you hold the required licenses and permits necessary to conduct your after-school education business in the PRC. Please reconcile this statement with your earlier disclosure that the majority of your learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them.

Use of Proceeds, page 49

8.   We note your plan to use the net proceeds of the offering to expand your learning center network, improve your existing facilities, etc. In light of your disclosures elsewhere regarding the restrictions on your ability to use the proceeds of this offering and to capitalize PRC operations, please disclose the estimated net proceeds that you will actually be able to use in the PRC for each purpose.

Enforceability of Civil Liabilities, page 56

9.   We note your disclosure that substantially all of your operations and assets are located outside of the United States and most of your directors and executive officers are nationals or residents of jurisdictions other than the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose where your operations and assets are located and the nationalities and countries of residence of your directors and executive officers.

Corporate History and Structure, page 58

10.   Please disclose that, if your PRC affiliated entities and their shareholders, Mr. Peiqing Tian and Mr. Peihua Tian, fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your affiliated entities in China. Disclose that you do not have unfettered access to your PRC subsidiary's and affiliated entities' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions,

and the restrictions on foreign investment, among others. Disclose the amount of fees paid to your PRC subsidiary from your affiliated entities and the amount of dividends you have received from your PRC subsidiary in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 76

11.   We note your intention to use the net proceeds from the offering to finance your future working capital requirements and capital expenditures. Please discuss the current regulatory restrictions on funding your PRC operations from proceeds from this offering, including how much of your total offering amount would likely be available for investment in your PRC operations and the timeframe for seeking approval for such investment.

12.   Please revise to disclose the amount of restricted assets of your PRC subsidiaries as well as the unrestricted portion, or amounts otherwise available for transfer in the form of dividends, loans or advances as of February 28, 2017. Also, please provide us with the calculations that support the RMB29, 243 restricted portion as disclosed on page F-32. We refer you to Section IV of SEC Release 33-8350.

Holding Company Structure, page 80

13.   We note your disclosure regarding the respective revenue contributions of the company (and its subsidiaries) and your VIEs. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your PRC subsidiary by your VIEs in China. Disclose the amount of fees paid to your PRC subsidiary from your VIEs and the amount of dividends you have received from your PRC subsidiary in the last two fiscal years. Disclose whether you expect these levels to continue in the future.

14.   We note your disclosure regarding the asset contribution breakout between the company (and its subsidiaries) and your VIEs. To provide further context to your discussion here, and elsewhere in your registration statement as appropriate, please provide further detail as to where your operations and assets are located. Where material, please distinguish between your Cayman Islands holding company, your Hong Kong subsidiary, and your WFOE based in the PRC.

Business

Our Strengths, page 88

15.   We note your disclosure regarding delivering courses in certain K-12 schools in Shanghai. Please expand your risk factor disclosure to specifically discuss any risks associated with teaching courses directly in K-12 schools. Please also disclose if you similarly teach courses in public schools. Additionally, if any of your learning centers are located in these K-12 schools, please disclose this and discuss any attendant risks.

Expand Geographical Coverage, page 90

16.   It appears that several of your recent expansion efforts have been in the form of joint ventures or majority equity investments in existing schools. Please discuss whether management anticipates that these types of growth strategies will be your preferred method for expanding your geographical reach and number of enrollments.

17.   Please revise this section to specifically state how the regulations discussed apply to your business activities in China, your shareholders' rights to receive dividends and other distributions, and the use of the net proceeds of the offering in China. As applicable, discuss the extent to which you are in compliance with each regulation. If you discuss these matters elsewhere in your disclosure, please provide a descriptive cross-reference to that disclosure.

Related Party Transactions

Shareholders Agreement, page 121

18.   It appears that Chengwei Capital and Crimson Capital Partners have a "pre-emptive right to participate in the subscription of any new securities issued by [the company]." Please clarify if this right applies to the present offering.

Amounts Due from Related Parties, page 122

19.   We note your disclosure that you expect all loans extended to Mr. Peiqing Tian and related entities will be repaid by August 2017. Please confirm to us when these personal loans have been fully repaid.

20.   We also note that Mr. Peiqing Tian has held cash and cash equivalents on your behalf over the last two fiscal years. Please explain why, including the business purpose, entities involved and whether this arrangement is pursuant to a written contract. Disclose whether you intend to continue this arrangement.

Experts, page 164

21.   We note on page 73 that your estimated fair value of the ordinary shares was determined based on a retrospective valuation with the assistance of an independent valuation firm. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include a consent of the expert. Please revise accordingly and advise us.

Financial Statements

Note 1. Organization and Principal Activities, page F-8

22.   We note the diagram of your corporate structure on page 58 showing the "direct ownership" of the learning centers by your VIEs, Shanghai Four Seasons Education and Training Co., Ltd., and Shanghai Four Seasons Education Investment Management Co., Ltd., respectively. Please clarify for us and disclose the form and nature of the direct ownership of the learning centers. Explain whether the learning centers are separate legal entities. Also, disclose which accounting model you applied to support consolidation of the learning centers into the VIEs.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-10

23.   Please tell us how your disclosures address ASC 810-10-50-12(a), which requires disclosure of the methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made.

24.   We note your disclosure of the contractual agreements that provide the Company with effective control over the VIEs, presumably enabling the Company to have power to direct the activities that most significantly affects the economic performance of the VIEs. Please clearly describe how the contractual agreements convey power to direct the activities of the VIEs and what those powers entail.

25.   Refer to the Risk Factor bridging pages 27 and 28. In light of the unenforceability of the equity interest pledge agreements among Shanghai Fuxi, Shanghai Four Seasons Education Investment Management Co., Ltd and the shareholders of Shanghai Four Seasons Education Investment Management Co., Ltd, please explain to us your basis for concluding such agreements provide the Company effective control over the VIEs.

Note 10. Convertible Redeemable Preferred Shares and Warrants, page F-26

26.   In regard to conversion provisions in the second paragraph on page F-27, please clarify for us and in your disclosure the meaning of "effective conversion price at that time" and disclose the effective conversion price of the Preferred Shares as of the latest date practicable. Refer to ASC 505-10-50-3.

27.   Furthermore, please provide us with your analysis that demonstrates that the conversion feature did not represent a beneficial conversion feature of the Preferred Shares at issuance and that the effective conversion price at February 29, 2016 and February 28, 2017 continued to be equal to or in excess of the fair value of common equity at the issuance date. Also disclose the effective conversion price and the fair value of your common stock as of the commitment date.

Note 12. Commitments and Contingencies, pages F-30 – F-31

28.   We note in the Risk Factor on page 14 that a majority of your learning centers do not possess the required educational permits and business licenses which may subject you to fines and other penalties. Please fully comply with the accounting and disclosure guidance for contingent liabilities in ASC 450-20-50-1 through 50-6 and advise us in detail.

29.   We note in the Risk Factor on page 14 that a majority of your learning centers are not in compliance with fire safety regulations which may subject you to fines and you may be unable to continue operations at these learning centers. Please fully comply with the accounting and disclosure guidance for contingent liabilities in ASC 450-20-50-1 through 50-6 and advise us in detail.

Note 14. Segment Information, page F-31

30.   We note you apparently operate in one segment. In light of your organizational structure that includes VIE subsidiaries, as disclosed on page F-10, and recent acquisitions in markets other than Shanghai, please explain to us in detail how you considered the guidance in ASC 280 and specifically, whether these VIE subsidiaries are operating segments.

Note 17. Subsequent Events, page F-32

31.   Please disclose the per share exercise price of the stock options granted in March 2017. Also, please compare for us your estimate of the fair value of an ordinary share on the March 2017 grant date(s) and your anticipated offering price per share, and explain to us the factors that contributed to any difference in these values.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications